July 31, 2015

Via Edgar

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Re:	Lexmark International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014

File No. 001-14050

Dear Mr. Wilson:

Lexmark International, Inc. (the “Company” or “Lexmark”) is submitting this letter in response to the comments of the staff of the Division of Corporation Finance, concerning the Company’s Form 10-K referenced above, as set forth in the letter to the Company dated July 22, 2015.  For your convenience, the Company has set forth the staff’s original comment immediately preceding the Company’s response.

General

Comment:

Form 10-K for Fiscal Period Ended December 31, 2014
Notes to Consolidated Financial Statements
Organization and Business, page 64

1. Please refer to our prior comment 1. We note that you recorded an out of period adjustment to correct errors that you were aware of at December 31, 2014 in the first quarter of 2015. Please tell us why you waited to make this adjustment until after December 31, 2014, particularly considering that you recorded an out of period adjustment for the same error in the fourth quarter of 2014. Please tell us whether your conclusion that this correction was not material would have changed if you had recorded this additional known adjustment as of December 31, 2014. Please also tell us whether there were other known unrecorded adjustments at December 31, 2014 and discuss the impact these adjustments had on your materiality analysis.

Response:

The Company recorded certain out-of-period adjustments to correct errors that were discovered during the December 31, 2014 closing cycle in the first quarter of 2015 due to the timing in which the Company identified the errors. The $6.8 million error disclosed on page 64 of the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2014 (the “2014 Form 10-K”) was identified by the Company early in the year-end closing cycle, prior to the Company’s announcement on January 27, 2015 of earnings for the quarter and year ended December 31, 2014, and therefore recorded as an out-of-period adjustment in the 2014 financial statements. After identifying the $6.8 million error relating to the inter-company sale of a Mexican branch in 2008, the Company continued reviewing deferred tax assets and liabilities until the date of the 2014 Form 10-K filing and found additional immaterial income tax errors. Immediately prior to the filing of the 2014 Form 10-K, the Company aggregated these additional income tax errors, which amounted to $1.3 million. The Company considered the materiality of the unadjusted differences as well as the risk of introducing errors into the 2014 Form 10-K as a result of processing the adjustments late in the reporting cycle and determined the errors identified would remain unadjusted.

The $1.3 million unadjusted income tax error was included in the Company's materiality assessment performed in connection with filing the 2014 Form 10-K. The Company’s materiality conclusion would not have changed if the correction had been recorded in the 2014 financial statements. As summarized in the Company's response, dated July 7, 2015, to the staff’s original comment letter dated June 23, 2015, management considered in this analysis both quantitative and qualitative factors, consistent with SAB Topics 1.M, Materiality, and 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, to determine whether it was appropriate to record the correction as an out-of-period correction rather than an adjustment to prior periods. This analysis summarized the overall quantitative and qualitative impact of the errors and correction thereof as well as gave consideration to the aggregate quantitative effects of other individually immaterial out-of-period errors and corrections recorded in previous periods and certain other individually immaterial unadjusted misstatements originating in the current and previous periods. Based upon this quantitative and qualitative analysis, the Company concluded that the impact of these items was not material and therefore determined that the $1.3 million income tax correction could be recorded in the first quarter of 2015 based on the timing of when the $1.3 million income tax error was discovered.

Further, the Company identified other out-of-period adjustments, subsequent to the Company’s January 27, 2015 earnings release, unrelated to income tax, which remained unadjusted at year end and were recorded in the first quarter of 2015. The impact of these non-income tax unadjusted items was $0.2 million pre-tax which was also included in the materiality assessment described above and deemed not to be material. These items were also considered immaterial for disclosure.

As disclosed in the Company’s 2014 Form 10-K, the Company did not maintain, in all material respects, effective internal control over financial reporting because a material weakness in internal control over financial reporting related to the monitoring and oversight of controls over the completeness, existence, accuracy and presentation and disclosure of the Company’s accounting for income taxes, including the income tax provision and related tax assets and liabilities, existed as of that date.

In connection with ongoing efforts to remediate the material weakness in internal controls over accounting for income taxes, the Company is continuing to review and substantiate deferred tax asset and liability balances as well as undertake additional processes to validate current period tax provision calculations and balances during fiscal year 2015. During the first and second quarter of 2015, the Company identified and recorded additional immaterial corrections as part of those remediation efforts when that new information became available. In connection with the Company’s quarterly reporting process, the Company has analyzed the materiality of any such corrections and any known unadjusted differences, both individually and in the aggregate, consistent with SAB Topics 1.M and 1.N. The Company has concluded that the corrections and unadjusted differences were not material to the period recorded or to the periods in which the errors originated.

In the Company’s quarterly report on Form 10-Q for the period ended June 30, 2015, the Company has disclosed the aggregate amount of all income tax related corrections for both the quarter-to-date and year-to-date periods identified as part of the Company’s on-going remediation efforts. Corrections of all income tax errors resulted in an understatement of income tax expense during the first quarter in the amount of $0.1 million and an overstatement of income tax expense during the second quarter of $2.3 million, resulting in a net overstatement of income tax expense of $2.2 million during the six months ended June 30, 2015. The difference between the $1.3 million previously disclosed in the first quarter and the $0.1 million disclosed in the second quarter reflects new information identified during the second quarter closing process and the aggregate impact of all individually insignificant income tax corrections.

The Company’s remediation efforts are expected to continue throughout fiscal year 2015. If the Company discovers additional errors as part of its remediation efforts, those errors will be analyzed for correction both individually and in the aggregate when that information is known to determine if the impact is material to prior periods and the current period. The Company affirms it will analyze the materiality of any such items consistent with SAB Topics 1.M and 1.N.  The Company is not aware of and does not expect any material adjustments to arise from these remediation efforts.

In connection with providing the above response to your comment, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-captioned filings; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have additional questions or comments.

Regards,

/s/David Reeder

David Reeder

cc:           Paul A. Rooke, Chairman and Chief Executive Officer
Robert J. Patton, Vice President, General Counsel and Secretary
Ian C. Lofwall, Associate General Counsel and Assistant Secretary
Ralph Martino, Partner, PricewaterhouseCoopers LLP